FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Notice of AGM Notice of Annual General Meeting 2020 and Shareholders’ Circular

Letter from the Chairman This document is important and requires your immediate attention If you are in any doubt about its contents or what action you should take, you should consult your Independent Financial Adviser. If you have sold or transferred all of your AstraZeneca ordinary shares, you should send this document and the related documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Dear Shareholder This letter is sent on behalf of the Board of Directors (the Board) of AstraZeneca PLC (the Company) and is to be read in conjunction with various documents concerning your shareholding in the Company. These documents are: for 2019, the second interim dividend of US$1.90 (146.4 pence, SEK 18.32) per ordinary share. Directors presenting themselves for election or re-election are independent in character and judgement and there are no relationships or circumstances likely to affect their character or judgement. Items 3–4: Reappointment of Auditor and Authority to agree the remuneration of the Auditor The purpose of these resolutions, which are proposed as ordinary resolutions, is: During 2019, the Board completed the annual evaluation of its performance and that of its Committees and individual Directors. The Board concluded that each Director continues to make effective and valuable contributions to the Board and to demonstrate commitment to the role. More information about these matters and how the Board operates can be found in the Corporate Governance Report in the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. 1. A Shareholders’ Circular incorporating the formal Notice of the Annual General Meeting of the Company to be held on Wednesday 29 April 2020 (AGM); and > To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the conclusion of the next general meeting of the Company at which accounts are laid. > To authorise the Directors to agree the remuneration of the Auditor. 2. A Proxy Form and Attendance Card for the AGM, or, for shareholders who hold their shares in the AstraZeneca Nominee Service, a Voting Form and Attendance Card. Shareholders who have registered to receive shareholder communications and appoint their proxy electronically will not receive a hard copy Proxy Form and should instead read the instructions within the email sent to notify them of the publication of the Shareholders’ Circular and the Notes on page 11 of this document. Item 5: Election and re-election of Directors At the AGM, as usual and in accordance with the Company’s Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election by ordinary resolution are set out in the Notice of AGM and Shareholders’ Circular. Items 6–7: Directors’ Remuneration Report and Directors’ Remuneration Policy The purpose of Resolution 6, which is proposed as an ordinary resolution, is to receive and approve the annual statement of the Chairman of the Remuneration Committee (the Statement) and the Annual Report on Remuneration for the year ended 31 December 2019 (the 2019 Remuneration Report). The meeting place for the AGM will be Leonardo Royal Hotel London Tower Bridge, 45 Prescot St, London E1 8GP and the AGM will commence at 2.30pm (BST). Michel Demaré was appointed as a Director of the Company with effect from 1 September 2019 and will stand for election by shareholders for the first time at the AGM. We are very pleased to welcome Michel to our Board and as a member of the Audit Committee. He has a great deal of industrial, financial and board-level experience across a range of sectors including science and technology, that is enabling him to contribute well to the work of our Board and Audit Committee. The Statement and the 2019 Remuneration Report can be found on pages 125 to 148 of the Annual Report, which is available on our website, www.astrazeneca.com, or by request from the Company. The business to be conducted at the AGM is summarised below. Items 1–2: Accounts and Dividend The purpose of these resolutions, which are proposed as ordinary resolutions, is: The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Company’s overall objectives and, accordingly, and in compliance with the legislation, shareholders will be invited to approve the Statement and the 2019 Remuneration Report. The 2019 Remuneration Report gives details of the remuneration paid to the Directors during the year ended 31 December 2019. The vote on the Statement and the 2019 Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to > To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2019. These can be found in the Annual Report and Form 20-F Information 2019 (Annual Report), which is available on our website, www.astrazeneca. com, or by request from the Company. > To confirm the first interim dividend of US$0.90 (71.9 pence, SEK 8.49) per ordinary share and to confirm, as the final dividend The Board has considered the independence of the Non-Executive Directors who served during 2019 and all those standing for election or re-election at the AGM under the 2018 UK Corporate Governance Code (the Code). As Chairman, I met the independence criteria prescribed in the Code upon my appointment. The Board concluded that, with the exception of Marcus Wallenberg, all the Non-Executive 1 Notice of Annual General Meeting 2020 and Shareholders’ Circular

Item 8: Political donations The purpose of Resolution 8, which is proposed as an ordinary resolution, is to authorise the Company and/or its subsidiaries to make limited political donations or incur limited political expenditure, within the meaning of such expressions as contained in the Companies Act 2006 (the Act). be repaid, reduced or withheld in the event that Resolution 6 is not passed. 33.33% of the total ordinary share capital of the Company in issue at 2 March 2020 (being the last practicable date prior to publication of this Notice of AGM). The Directors’ Remuneration Policy (the Policy) must be presented for shareholder approval by means of ordinary resolution on at least a triennial basis. The Policy was last approved by shareholders three years ago at the 2017 Annual General Meeting, therefore Resolution 7 is proposed as an ordinary resolution to invite shareholders to approve the Policy. The vote on the Policy is a binding vote. If Resolution 7 is passed the Policy shall take effect from the date of the AGM (the Effective Date), meaning that from the Effective Date the Company may not make a remuneration payment or a payment for loss of office to a person who is, is to be, or has been a Director of the Company unless the payment is consistent with the Policy, or has been otherwise approved by shareholder resolution. If the Policy is not approved for any reason, the Company will, if and to the extent permitted by the Act, continue to make payments to Directors in accordance with the existing Policy and will seek shareholder approval for a further revised Policy as soon as is practicable. Paragraph (a)(i)(B) of Resolution 9 authorises the Directors to allot, including the shares referred to in paragraph (a)(i)(A), further of the Company’s unissued shares up to an aggregate nominal amount of US$218,679,176 in connection with a pre-emptive offer to existing shareholders by way of a rights issue (with exclusions to deal with fractional entitlements to shares and overseas shareholders to whom the rights issue cannot be made due to legal and practical problems). This amount represents 66.66% of the total ordinary share capital of the Company in issue at 2 March 2020. The purpose of this resolution is not to alter the Company’s policy of not making such political donations or incurring such political expenditure. However, given the breadth of the relevant sections in the Act, it may be that some of the Company’s activities could fall within the potentially wide definitions of political donations and political expenditure under the Act and, without the necessary authorisation, the Company’s ability to communicate it s views effectively to, for example, interest groups or lobbying organisations could be inhibited. At 2 March 2020, no shares in the Company were held as treasury shares. Accordingly, the Company believes that the authority contained in this resolution is necessary to allow it and its subsidiaries to fund activities in relation to which it is in the interests of shareholders that the Company should support. Such authority will enable the Company and its subsidiaries to be sure that they do not, because of any uncertainty as to the bodies or the activities covered by the Act, unintentionally commit a technical breach of the relevant sections of the Act. Any donations or expenditure, which may be made or incurred under the authority of Resolution 8, will be disclosed in next year’s Annual Report. For information, during 2019, the Directors used equivalent authorities, given to them by shareholders at previous Annual General Meetings: (a) for the purposes of fulfilling the Company’s obligations under its various share plans; and in April 2019, the Company further issued 44,386,214 new ordinary shares (the 2019 Placing), which represented approximately 3.5% of the issued share capital of the Company at that time. The proceeds of the 2019 Placing, being approximately £2.69 billion, have been utilised: If approved by shareholders, the Policy will be subject to a binding shareholder vote by ordinary resolution in a further three years, except in the event that a change to the Policy is proposed or the advisory vote on the Statement and the Annual Report on Remuneration is not passed in any year subsequent to the approval of the Policy. (b) Item 9: Allotment of new shares The purpose of Resolution 9, which is proposed as an ordinary resolution, is to enable the Directors to exercise their power under the Company’s Articles of Association to allot new shares in the capital of the Company. The Directors may only allot shares or grant rights to subscribe for shares, or convert any security into shares, if authorised to do so by shareholders. The substantive differences between the Policy approved by shareholders at the 2017 Annual General Meeting and the proposed Policy are: i) to fund upfront and near-term payments in respect of the Company’s global development and commercialisation collaboration agreement with Daiichi Sankyo Company Limited; for the repayment of the Company’s $1 billion, 1.95% notes due on 18 September 2019; and > setting pension arrangements for new executive directors at a level in line with the applicable wider workforce; > reducing the current CEO’s pension from 30% to 20% of 2019 base salary and thereafter capping the current CEO and CFO’s pensions at specified monetary values; > increasing the mandatory deferral of annual bonus into shares from 33% to 50% of total bonus earned; and > increasing the maximum opportunity under the Performance Share Plan from 500% to 550% of base salary. ii) iii) for general corporate purposes, to improve the Company’s overall balance-sheet strength and liquidity. As specified in the resolution, the Directors’ authority will only be valid until the conclusion of the Annual General Meeting in 2021 or the close of business on 29 July 2021, whichever is earlier. Other than the allotment of shares for the purposes of fulfilling the Company’s obligations under certain of its share plans, the Directors have no present intention to exercise this authority. However, it is considered prudent to acquire the flexibility that this authority provides. The Company’s Directors intend to seek renewal of this authority annually. The number of new shares allotted during 2019 and the percentage of the Company’s share capital they represented at 31 December 2019 are shown in the following table. The Policy is set out on pages 149 to 159 of the Annual Report and the Remuneration Committee’s considerations when developing the Policy, including details of engagement with major shareholders, are described within the Statement. Paragraph (a)(i)(A) of Resolution 9 will, if passed, authorise the Directors to allot shares or grant rights to subscribe for, or to convert any security into, such shares in the Company up to a maximum nominal amount of US$109,339,588. This amount represents Both the Remuneration Committee and the Board are satisfied that our remuneration practices are aligned to the delivery of the Company’s strategy and promote long-term sustainable value creation for shareholders. 2 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

Letter from the Chairman continued Share allotments during 2019 Resolution 11 asks shareholders to grant authority to the Directors, in addition to that under Resolution 10, to issue shares for cash up to an aggregate nominal value of US$16,402,578 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents an additional 5% (approximately) of the total ordinary share capital of the Company in issue at 2 March 2020 (being the last practicable date prior to publication of this Notice of AGM). The additional authority granted under Resolution 11 may be used only for an allotment of shares for cash for the purposes of financing (or refinancing, if the waiver is used within six months of the original transaction) a transaction that the Directors determine to be an acquisition or capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group. In accordance with the Pre-Emption Group’s Statement of Principles, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three-year period (save as permitted in connection with an acquisition or specified capital investment as described above). These authorities will expire at the conclusion of the Annual General Meeting in 2021 or the close of business on 29 July 2021, whichever is earlier. No shares were repurchased during 2019 and the Board has no intention of repurchasing shares in 2020. The authority sought under Resolution 12 will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be likely to promote the success of the Company for the benefit of shareholders generally. The Directors’ current intention is that, in such circumstances, any shares so repurchased would be cancelled. % of issued share capital at 31 Dec 2019 Ordinary shares allotted during 2019 AstraZeneca Share Option Plan1 294,212 0.02% AstraZeneca Savings-Related Share Option Plan2 298,473 0.02% AstraZeneca All-Employee Share Plan3 119,641 0.01% The 2019 Placing 44,386,214 3.38% The authority being sought under Resolution 12 would permit any shares so purchased either to be cancelled or held as treasury shares. In order to maximise its opportunities for access to the market, the Company may also consider using the same authority from shareholders to give irrevocable instructions to banks to enable any share repurchases to continue during the closed periods ahead of the quarterly publication of its results. If this were done, appropriate and timely announcements to the stock exchanges would be made. Total number of shares allotted in 2019 45,098,540 3.44% 1 No further options are being granted under this plan. 2 HM Revenue & Customs approved UK Save As You Earn Scheme. 3 HM Revenue & Customs approved UK Share Incentive Plan. Items 10–11: Pre-emption rights The purpose of Resolutions 10 and 11, which are proposed as special resolutions, is to grant authority to the Directors (subject to the passing of Resolution 9) to allot shares of the Company and to sell treasury shares for cash as if the pre-emption provisions of section 561 of the Act do not apply. Under section 561(1) of the Act, if the Directors wish to allot shares, or grant rights to subscribe for, or convert securities into shares, or sell treasury shares for cash (other than pursuant to an employee share scheme), they must first be offered to existing shareholders pro rata to their holdings. At 2 March 2020, the total number of shares under option that were outstanding under all of the Company’s share option plans was 1,303,425 representing 0.10% of the Company’s issued share capital at that date. This number of outstanding shares under option could potentially represent 0.12% of the issued capital of the Company, if the Company were to purchase its own shares to the fullest possible extent of its authority from shareholders (both existing and being sought). This provision is designed to prevent the holdings of existing shareholders being diluted against their wishes by the allotment of new shares. There may be occasions however, when the Directors need the flexibility to finance business opportunities by the issue of shares without a pre-emptive offer to existing shareholders. This cannot be done under the Act unless shareholders have first waived their pre-emption rights. Resolutions 10 and 11 ask shareholders to grant this limited waiver. The Directors have no present intention of exercising these authorities but are requesting the authorities in order to give them the flexibility to use shares, if so required, in connection with the proper development of the business. This authority will only be valid until the conclusion of the Annual General Meeting in 2021 or the close of business on 29 July 2021, whichever is earlier. Item 12: Purchase of own shares by the Company The purpose of Resolution 12, which is proposed as a special resolution, is to renew the authority granted at last year’s Annual General Meeting which expires on the date of the forthcoming AGM. The resolution authorises the Company to make market purchases of its own shares as permitted by the Act. The authority limits the total number of shares that could be purchased to a maximum of 131,220,627 (representing less than 10% of the issued share capital of the Company at 2 March 2020) and sets minimum and maximum prices. Apart from rights issues or any other pre-emptive offer concerning equity securities, the authority contained in Resolution 10 will be limited to the issue of shares for cash up to an aggregate nominal value of US$16,402,578 (which includes the sale on a non pre-emptive basis of any shares held in treasury), which represents no more than 5% of the total ordinary share capital of the Company in issue at 2 March 2020 (being the last practicable date prior to publication of this Notice of AGM). 3 Notice of Annual General Meeting 2020 and Shareholders’ Circular

Item 13: Notice period for general meetings The purpose of Resolution 13, which is proposed as a special resolution, is to reduce the notice period required for a general meeting of the Company (other than an Annual General Meeting) to 14 clear days. Changes made to the Act by the Companies (Shareholders’ Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increase the notice period required for general meetings of the Company to 21 days unless shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Annual General Meetings will continue to be held on at least 21 clear days’ notice. Item 14: New AstraZeneca 2020 Performance Share Plan The purpose of Resolution 14, which is proposed as an ordinary resolution, is to approve the new AstraZeneca Performance Share Plan 2020 (the Plan). Any registered holder may, if they so wish, register the appointment of a proxy electronically either via the internet or, if holding shares through CREST, using the CREST electronic proxy appointment service. Please refer to the Notes in the Notice of AGM from page 11 for details. The appointment of a proxy will not prevent you from also attending the AGM and, if you are a registered holder, voting in person. All shareholders or proxies attending the AGM are asked to bring the Attendance Card with them. If you wish to appoint a corporate representative to attend the AGM, please refer to the Notes in the Notice of AGM from page 11 for details. The Plan will replace the existing performance share plan which was approved by shareholders at the Company’s Annual General Meeting in 2014 for a period of 10 years. The Plan is being presented for shareholder approval at the AGM to facilitate the grant of awards at a level that is in line with the Directors’ Remuneration Policy (the Policy) that will also be presented for shareholder approval at the AGM, with the maximum annual award opportunity under the Plan being 550% of a participant’s base salary or such other limit as may be set out in the Policy. The Plan does not materially differ from the existing performance share plan in any other respect. Before the coming into force of the Shareholders’ Rights Regulations on 3 August 2009, the Company was able to call general meetings (other than an Annual General Meeting or a general meeting for the passing of a special resolution or a resolution appointing a person as a Director) on 14 clear days’ notice without obtaining such shareholder approval. In order to preserve this ability to call such general meetings on 14 clear days’ notice (and to extend this ability to general meetings for the passing of a special resolution or a resolution appointing a Director), Resolution 13 seeks such approval. The flexibility offered by Resolution 13 will be used where, taking into account the circumstances, the Directors consider that it is merited by the business to be considered at the meeting and it is thought to be in the interests of shareholders as a whole. The Company undertakes to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before calling a general meeting on 14 clear days’ notice. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed. Yours faithfully, A summary of the Plan is set out in Appendix 1 to the Shareholders’ Circular. Leif Johansson Chairman 12 March 2020 The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of all the resolutions. All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of our shareholders who do not attend the meeting but who submit a Proxy Form, are counted. If you received a Proxy Form or Voting Form, you are requested to complete and return your form as soon as possible. If you have registered to appoint a proxy electronically, and have thus not received a Proxy Form, you should follow the instructions in the email you received notifying you of the availability of the Shareholders’ Circular. 4 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

Notice of Annual General Meeting 2020 and Shareholders’ Circular Notice is hereby given that the Annual General Meeting (AGM) of AstraZeneca PLC (the Company) will be held on Wednesday 29 April 2020 at 2.30pm (BST) at Leonardo Royal Hotel London Tower Bridge, 45 Prescot St, London E1 8GP. You will be asked to consider and pass the following resolutions. Resolutions 10 to 13 inclusive will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions. Ordinary resolutions (a) Leif Johansson (68) Non-Executive Chairman of the Board (April 2012*) Committee membership: Chairman of the Nomination and Governance Committee and member of the Remuneration Committee. Skills and experience: From 1997 to 2011, Leif was Chief Executive Officer of AB Volvo. Prior to that, he served at AB Electrolux, latterly as Chief Executive Officer from 1994 to 1997. He was a Non-Executive Director of Bristol-Myers Squibb Company from 1998 to September 2011, serving on the Board’s Audit Committee, and Compensation and Management Development Committee. Leif was Chairman of global telecommunications company, LM Ericsson, from 2011 to 2018. He holds an MSc in engineering from Chalmers University of Technology, Gothenburg. Other appointments: Leif holds board positions at Autoliv, Inc. and Ecolean AB. He has been a member of the Royal Swedish Academy of Engineering Sciences since 1994 (Chairman 2012 to 2017). Leif is also a member of the European Round Table of Industrialists (Chairman 2009 to 2014) and a Member of the Council of Advisors, Boao Forum for Asia. (c) Marc Dunoyer (67) Executive Director and CFO (November 2013*) Skills and experience: Marc’s career in pharmaceuticals, which has included periods with Roussel Uclaf, Hoechst Marion Roussel and GlaxoSmithKline plc (GSK), has given him extensive industry experience, including finance and accounting; corporate strategy and planning; research and development; sales and marketing; business reorganisation; and business development. Marc is a qualified accountant and joined AstraZeneca in 2013, serving as Executive Vice-President, Global Product and Portfolio Strategy (GPPS) from June to October 2013. Prior to that, he served as Global Head of Rare Diseases at GSK and (concurrently) Chairman, GSK Japan. He holds an MBA from HEC Paris and a Bachelor of Law degree from Paris University. Other appointments: Marc is a Director of Orchard Therapeutics Plc. 1. To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2019. (d) Geneviève Berger (65) Non-Executive Director (April 2012*) Committee membership: Member of the Science Committee and oversees sustainability matters on behalf of the Board. Skills and experience: Geneviève was Chief Science Officer at Unilever PLC & NV, and a member of the Unilever Leadership Executive from 2008 to April 2014. She holds three doctorates – in physics, human biology and medicine – and was appointed Professor of Medicine at Université Pierre & Marie Curie, Paris in 1995. Her previous positions include Professor and Hospital Practitioner at Hôpital de la Pitié-Salpêtrière in Paris; Director General at the Centre National de la Recherche Scientifique; Chairman of the Health Advisory Board of the EU Commission; and Non-Executive Director of Smith & Nephew plc. Other appointments: In May 2015, Geneviève was appointed as a Director of Air Liquide SA for an initial term of four years. This appointment was renewed for a further four-year term in May 2019. She is currently Chief Research Officer at Firmenich SA, Geneva, Switzerland. 2. To confirm the first interim dividend of US$0.90 (71.9 pence, SEK 8.49) per ordinary share and to confirm, as the final dividend for 2019, the second interim dividend of US$1.90 (146.4 pence, SEK 18.32) per ordinary share. (b) Pascal Soriot (60) Executive Director and CEO (October 2012*) Skills and experience: Pascal brings a passion for science and medicine as well as significant experience in established and emerging markets, strength of strategic thinking, a successful track record of managing change and executing strategy, and the ability to lead a diverse organisation. He served as Chief Operating Officer of Roche’s pharmaceuticals division from 2010 to September 2012 and, prior to that, Chief Executive Officer of Genentech, a biologics business, where he led its successful merger with Roche. Pascal joined the pharmaceutical industry in 1986 and has worked in senior management roles in numerous major companies around the world. He is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC Paris. Other appointments: Pascal is a Director of Viela Bio, Inc. 3. To reappoint PricewaterhouseCoopers LLP as Auditor of the Company until the end of the next meeting at which accounts are laid before the Company. 4. To authorise the Directors to agree the remuneration of the Auditor. 5. To elect or re-elect the following Directors of the Company with effect from the end of the AGM as separate resolutions: A separate vote will be taken in respect of the election or re-election of each Director. In accordance with Article 66 of the Company’s Articles of Association, all of the Directors will retire at the AGM and may present themselves for re-election. * Date of first appointment or election to the Board. 5 Notice of Annual General Meeting 2020 and Shareholders’ Circular

(e) Philip Broadley (59) Non-Executive Director (April 2017*) Committee membership: Chairman of the Audit Committee and member of the Remuneration Committee and the Nomination and Governance Committee. Skills and experience: Philip has significant financial and international business experience, having previously been Group Finance Director of Prudential plc for eight years and Old Mutual plc for six years. He started his career at Arthur Andersen where he was a partner for seven years. He is a past Chairman of the 100 Group of Finance Directors in the UK. Philip was also previously a board member and Chairman of the Audit Committee of Stallergenes Greer plc. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Philip graduated in Philosophy, Politics and Economics from St Edmund Hall, Oxford, where he is now a St Edmund Fellow and holds an MSc in Behavioural Science from the London School of Economics. Until March 2019, Philip was a member of the Oxford University Audit Committee. Other appointments: Philip chairs the Audit Committee of Legal & General Group plc. He is Treasurer of the London Library and Chairman of the Board of Governors of Eastbourne College. (g) Michel Demaré (63) Non-Executive Director (September 2019*) Committee membership: Member of the Audit Committee. Skills and experience: Michel was previously Vice-Chairman of UBS Group AG (2010 to 2019), Chairman of Syngenta and the Syngenta Foundation for Sustainable Agriculture (2013 to 2017) and Chairman of SwissHoldings (2013 to 2015). Between 2005 and 2013, Michel was CFO of ABB Ltd and also acting interim CEO during 2008. He joined ABB from Baxter International Inc., where he was CFO Europe from 2002 to 2005. Prior to that, he spent 18 years at The Dow Chemical Company, in several international finance functions, including the CFO of Dow’s Global Polyolefins and Elastomers division between 1997 and 2002. He began his career as a banking officer at Continental Illinois’ Belgian subsidiary. Michel graduated with an MBA from the Katholieke Universiteit Leuven, Belgium, and holds a degree in applied economics from the Université Catholique de Louvain, Belgium. Other appointments: Michel is a Non-Executive Director of Vodafone Group Plc, Chairman of IMD Business School in Lausanne and Deputy Chairman of Louis Dreyfus Company Holdings BV. He is also a member of the University of Zurich’s Advisory Board of the Department of Banking and Finance. (h) Deborah DiSanzo (60) Non-Executive Director (December 2017*) Committee membership: Member of the Audit Committee. Skills and experience: Deborah previously served as General Manager for IBM Watson Health, the business unit founded to advance artificial intelligence in health. Prior to joining IBM, she was CEO of Philips Healthcare, having previously held management roles at Agilent and Hewlett-Packard. Deborah has a distinguished career working at the intersection of healthcare and technology, and is a sought-after speaker on topics ranging from the future of healthcare to women in technology. A dedicated community leader, Deborah is focused on domestic and global programmes with organisations including Aspen Health Strategy Group, Project Hope and the American Heart Association. Deborah has been honoured by multiple organisations as a top health influencer including Health Data Management, Modern Healthcare and Xconomy. Babson College recognised Deborah’s impact as one of the institution’s leading entrepreneurial alumni leaders. Deborah earned an MBA from Babson College and a BS from Merrimack College. Other appointments: Deborah is a Harvard University Advanced Leadership Fellow and a Director of Novanta, Inc. (f) Graham Chipchase (57) Senior independent Non-Executive Director (April 2012*) Committee membership: Chairman of the Remuneration Committee and member of the Nomination and Governance Committee. Skills and experience: Graham is Chief Executive Officer and a Director of Brambles Limited, the global supply-chain logistics company listed on the Australian Securities Exchange. Brambles operates in over 60 countries, primarily through the CHEP brand. Graham served as Chief Executive Officer of global consumer packaging company Rexam PLC from 2010 to 2016 after serving at Rexam as Group Director, Plastic Packaging and Group Finance Director. Previously, he was Finance Director of Aerospace Services at the global engineering group GKN PLC from 2001 to 2003. After starting his career with Coopers & Lybrand Deloitte, he held various finance roles in the industrial gases company The BOC Group PLC (now part of The Linde Group). He is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in chemistry from Oriel College, Oxford. Other appointments: Chief Executive Officer of Brambles Limited. 6 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

Notice of Annual General Meeting 2020 and Shareholders’ Circular continued (i) Sheri McCoy (61) Non-Executive Director (October 2017*) Committee membership: Member of the Audit Committee and the Remuneration Committee. Skills and experience: Until February 2018, Sheri was Chief Executive Officer and a Director of Avon Products, Inc. Prior to joining them in 2012, she had a distinguished 30-year career at Johnson & Johnson, latterly serving as Vice Chairman of the Executive Committee, responsible for the Pharmaceuticals and Consumer business segments. Sheri joined Johnson & Johnson as an R&D scientist and subsequently managed businesses in every major product sector, holding positions including Worldwide Chairman, Surgical Care Group and Division President, Consumer. She holds a Bachelor of Science degree in textile chemistry from the University of Massachusetts Dartmouth, a Master’s degree in chemical engineering from Princeton University and an MBA from Rutgers University, both in New Jersey, US. Other appointments: Sheri serves on the boards of Stryker, Kimberly-Clark, and Novocure. She is also an industrial adviser for EQT, in connection with which she chairs Certara, and serves on the boards of Aldevron and Galderma. Sheri is a trustee for Stonehill College, Easton, Massachusetts. (j) Tony Mok (59) Non-Executive Director (January 2019*) Committee membership: Member of the Science Committee. Skills and experience: Tony is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong. His work includes multiple aspects of lung cancer research, with his main focus on biomarker and molecular targeted therapy in lung cancer. He has led and co-led multiple international Phase III trials, including as the principal investigator and first author on the landmark Iressa Pan-Asia Study, which confirmed the application of precision medicine for advanced lung cancer. He has also contributed to the development of clinical research infrastructure in China and Asia. Tony is currently the Treasurer of the International Association for the Study of Lung Cancer, having previously served as President, and is on the Board of Directors of the American Society of Clinical Oncology. His work has been recognised by numerous awards including the ESMO Lifetime Achievement Award in 2018. Other appointments: Tony is a Non-Executive Director of Hutchison China MediTech Limited and a co-founder and the Chairman of Sanomics Limited. (k) Nazneen Rahman (52) Non-Executive Director (June 2017*) Committee membership: Chairman of the Science Committee and member of the Nomination and Governance Committee. Skills and experience: Nazneen has significant scientific, medical and data analysis experience. Her research has a strong focus on cancer predisposition genes, in which she is an internationally recognised expert. She was Head of the Division of Genetics and Epidemiology at the Institute of Cancer Research (ICR), London, and Head of Cancer Genetics at the Royal Marsden NHS Foundation Trust for 10 years to 2018. Nazneen was also the founder and Director of the TGLclinical Genetic Testing Laboratory, which used new sequencing technologies to deliver fast, affordable, cancer gene testing to the NHS. Nazneen qualified in medicine from Oxford University in 1991, gained her Certificate of Completion of Specialist Training in medical genetics in 2001 and completed a PhD in molecular genetics in 1999. She has a strong commitment to open science and science communication and has garnered numerous awards, including a CBE in recognition of her contribution to medical sciences. Other appointments: Nazneen is an adviser in the field of genetics to US venture capital company, Foresite Capital. (l) Marcus Wallenberg (63) Non-Executive Director (April 1999*) Committee membership: Member of the Science Committee. Skills and experience: Marcus has international business experience across various industry sectors, including the pharmaceutical industry from his directorship with Astra prior to 1999. Other appointments: Marcus is Chairman of Skandinaviska Enskilda Banken AB, Saab AB and FAM AB. He is a member of the boards of Investor AB, Temasek Holdings Limited, and the Knut and Alice Wallenberg Foundation. 7 Notice of Annual General Meeting 2020 and Shareholders’ Circular

6. To approve the annual statement of the Chairman of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2019, as set out on pages 125 to 148 of the Annual Report, in accordance with section 439 of the Companies Act 2006. 9. That: (ii) make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired; (a) the Directors be generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 to: (i) allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company: 7. To approve the Directors’ Remuneration Policy, as set out on pages 149 to 159 of the Annual Report in accordance with section 439A of the Companies Act 2006, to take effect from 29 April 2020. (b) subject to paragraph (c) below, all existing authorities given to the Directors pursuant to section 551 of the Companies Act 2006 be revoked by this resolution; and (A) up to an aggregate nominal amount of US$109,339,588; and 8. That the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be generally authorised to: (B) comprising equity securities (as defined in the Companies Act 2006) up to an aggregate nominal amount of US$218,679,176 (including within such limit any shares issued or rights granted under paragraph (A) above) in connection with an offer by way of a rights issue: (c) paragraph (b) above shall be without prejudice to the continuing authority of the Directors to allot shares, or grant rights to subscribe for or convert any security into shares, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made. (a) make donations to political parties and/or independent election candidates; (b) make donations to political organisations other than political parties; and (I) to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and (c) incur political expenditure during the period commencing on the date of this resolution and ending on the date of the Company’s next Annual General Meeting, provided that in each case the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed in aggregate US$250,000. Any terms used in this resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this resolution. (II) to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities; and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 29 July 2021); and 8 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

Notice of Annual General Meeting 2020 and Shareholders’ Circular continued Special resolutions 10. That subject to the passing of Resolution 9, as set out in the Notice of AGM of the Company convened for 29 April 2020, and in place of all existing powers, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 9 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. (b) shall be limited to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 9(a)(i)(B), by way of a rights issue only): 11. That subject to the passing of Resolution 9, as set out in the Notice of AGM of the Company convened for 29 April 2020, and in addition to any power given to them pursuant to Resolution 10 in the Notice of AGM, the Directors be generally empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (as defined in the Companies Act 2006) for cash, pursuant to the authority conferred by Resolution 9 in the Notice of AGM as if section 561(1) of the Companies Act 2006 did not apply to the allotment. This power: (i) to the ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to people who are holders of other equity securities, if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities, This power: (a) expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 29 July 2021), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and (a) expires (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed (or, if earlier, at the close of business on 29 July 2021), but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (c) in the case of the authority granted under Resolution 9(a)(i)(A) shall be limited to the allotment of equity securities for cash otherwise than pursuant to paragraph (b) up to an aggregate nominal amount of US$16,402,578. (b) in the case of the authority granted under Resolution 9(a)(i)(A) shall be limited to the allotment of equity securities for cash up to an aggregate nominal amount of US$16,402,578 and provided that the allotment is for the purposes of financing (or refinancing, if the power is used within six months of the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-emption Rights most recently published by the Pre-emption Group prior to the date of the Notice of AGM. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 9 in the Notice of AGM’ were omitted. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act 2006 as if in the first paragraph of this resolution the words ‘pursuant to the authority conferred by Resolution 9 in the Notice of AGM’ were omitted. 9 Notice of Annual General Meeting 2020 and Shareholders’ Circular

12. That the Company be unconditionally and generally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of its ordinary shares of US$0.25 each in the capital of the Company provided that: 13. That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice. Ordinary resolution 14. To consider and, if thought fit, pass the following as an ordinary resolution: (a) the maximum number of ordinary shares which may be purchased is 131,220,627; That: (a) the rules of the AstraZeneca Performance Share Plan 2020 (the Plan), the main features of which are summarised in Appendix 1 to the Shareholders’ Circular, and a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification, be approved and the Directors be authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect; and (b) the minimum price (exclusive of expenses) which may be paid for each ordinary share is US$0.25; and (c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (b) the Directors be authorised to establish such schedules to the Plan as they may consider necessary in relation to employees in jurisdictions outside the UK, with such modifications as may be necessary or desirable to take account of local securities laws, exchange control and tax legislation, provided that any shares made available under such schedules be treated as counting against the relevant limits on individual and overall participation in the Plan. (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange trading service SETS. This authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2021 or, if earlier, at the close of business on 29 July 2021 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry). By order of the Board: A C N Kemp Company Secretary AstraZeneca PLC Registered in England No. 2723534 Registered Office: 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA 12 March 2020 10 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

Notice of Annual General Meeting 2020 and Shareholders’ Circular continued Notes Security at the AGM We take the safety of our shareholders and the security of the AGM very seriously. As usual, we will implement a range of security measures at the AGM, based on a thorough assessment of potential risks. We kindly request that everybody entering the AGM meeting room allows their bag or briefcase to be searched. If you are happy to allow a search, you will be welcome to take your bag or briefcase into the meeting room with you. Otherwise, we will politely require you to leave it in the cloakroom for the duration of the meeting. For the safety and security of our shareholders, photography and filming will not be permitted in the AGM meeting room. Deadline for receipt of Proxy Form To be effective, the Proxy Form (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 2.30pm (BST) Monday 27 April 2020, or if this AGM is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting. Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Appointment of proxies through Sharevote and Shareview websites Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Proxy Form). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk by using their usual user ID and password. Once logged in, simply click ‘view’ on the ‘My Investments’ page, click on the link to vote and then follow the on screen instructions. Full details and instructions on these electronic proxy facilities are given on the respective websites. Entitlement to attend and vote Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.30pm (BST) on Monday 27 April 2020 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.30pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.30pm (BST) on Monday 27 April 2020, or if this meeting is adjourned, in the register of members after 6.30pm (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM. Appointment of proxies through CREST CREST members who wish to appoint a proxy or proxies for the AGM, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf. Holders of ordinary shares in the AstraZeneca Nominee Service Holders of ordinary shares in the AstraZeneca Nominee Service at 6.30pm (BST) on Friday 24 April 2020, or if this meeting is adjourned, 72 business hours prior to any adjourned meeting, are entitled to attend the AGM and vote in respect of the ordinary shares held on their behalf at that time. Changes to holdings in the AstraZeneca Nominee Service after 6.30pm (BST) on Friday 24 April 2020, or if this meeting is adjourned, 72 business hours prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM. A registered member of the Company may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. A member may only appoint a proxy by: > completing and returning the Proxy Form; or > going to the Shareview website, www.shareview.co.uk; or > if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Holders of ordinary shares in the AstraZeneca Nominee Service that wish to submit voting instructions ahead of the AGM may sign and return the Voting Form, in accordance with the instructions included on the Voting Form. Alternatively, holders may submit instructions electronically via the Sharevote website, www.sharevote.co.uk, or, for holders that have registered with Equiniti Registrars’ online portfolio service, via the Shareview website, www.shareview.co.uk. Full details and instructions are given on each of the websites. The deadline for the receipt of the Voting Form and electronic voting instructions is 2.30pm (BST) on Friday 24 April 2020, or if this meeting is adjourned, 72 business hours prior to any adjourned meeting. You may not use any electronic address provided in this Notice of AGM to communicate with the Company for any purposes other than those expressly stated. 11 Notice of Annual General Meeting 2020 and Shareholders’ Circular

Appointment of corporate representatives Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided if two or more representatives purport to vote in respect of the same shares: Members’ requests under section 527 of the Companies Act 2006 Under section 527 of the Companies Act 2006, members meeting the threshold requirements set out in that section have the right to require the Company to publish a statement on a website setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and/or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the last Annual General Meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website. Total voting rights At 2 March 2020 (being the last practicable date prior to the publication of this Notice of AGM), the Company’s issued share capital consisted of 1,312,206,278 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 2 March 2020 were 1,312,206,278. > If they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and > In other cases, the power is treated as not exercised. Voting results The results of the voting at the AGM will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com as soon as reasonably practicable following the conclusion of the AGM. Nominated Persons Any person to whom this Notice of AGM is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (Nominated Person) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. Updated information Updates to certain items of information in the Company’s Annual Report and Form 20-F Information 2019 are provided below, to provide more up to date figures following the publication of the Annual Report: > On 2 March 2020, the proportion of ordinary shares represented by American Depositary Receipts (ADRs) was 19.1% of the ordinary share capital of the Company in issue on that date. > On 2 March 2020, the number of registered holders of ordinary shares was 77,280 (of which 630 were in the US) and the number of record holders of ADRs on the same date was 1,780 (of which 1,760 were in the US). > On 2 March 2020, there were options outstanding to subscribe over 1,303,425 ordinary shares of the Company, with subscription prices in the range of 3307-5833 pence (weighted average subscription price 4337 pence) and normal expiry dates from 2020 to 2025. > In the period between 31 December 2019 and 2 March 2020, being the last practicable date prior to the publication of this Notice of AGM, two Directors of the Company transacted in the Company’s shares: a) Michel Demaré purchased 700 ordinary shares of US$0.25 each in the Company, at a price of £73.13 per ordinary share on 17 February 2020, and b) Tony Mok purchased 1,000 of the Company’s American Depositary Shares (ADSs), at a price of $48.00 per ADS on 26 February 2020. Two ADSs are equivalent to one ordinary share of $0.25 in the Company. Members’ rights to ask questions Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered. The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company. Poll voting All resolutions will be put to a poll vote. This means that the votes of all shareholders, including the majority of shareholders who cannot attend the meeting but who submit a Proxy Form, are counted. Documents available for inspection The following information may be inspected during business hours at the Company’s registered office and will on the day of the AGM be available for inspection at the Leonardo Royal Hotel London Tower Bridge, 45 Prescot St, London E1 8GP from 2.15pm (BST) until the conclusion of the AGM: (1) a statement of the interests and transactions of Directors and their connected persons in the share capital of the Company and any of its subsidiaries; (2) copies of all contracts of service and letters of appointment under which Directors of the Company are employed by the Company or any of its subsidiaries; (3) the Annual Report and Form 20-F Information 2019; (4) a copy of the Company’s Articles of Association; and (5) a copy of the rules of the AstraZeneca Performance Share Plan 2020 which may also be inspected during business hours at the offices of Freshfields Bruckhaus Deringer LLP at 65 Fleet Street London EC4Y 1HT until the conclusion of the AGM. 12 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

Appendix 1 – Summary of the AstraZeneca Performance Share Plan 2020 Introduction The AstraZeneca Performance Share Plan 2020 (the Plan) provides for the grant of performance share awards (Awards) as described below. The current performance share plan was approved by shareholders at the Company's Annual General Meeting in 2014. of share capital), the number and/or nominal value of Shares under Awards may be adjusted to reflect that variation. If an event occurs which causes the Remuneration Committee fairly and reasonably to believe that the performance targets in relation to an Award are no longer appropriate, the Remuneration Committee can adjust or waive the performance targets accordingly. The performance targets cannot be adjusted so that they are more difficult to satisfy. Participants can be required to acknowledge and accept the terms of their Awards and the Plan. Limits on the issue of Shares under the Plan The current intention is that Awards will be granted over existing Shares rather than new issue Shares or treasury Shares, and the percentage limits set out below will not therefore apply. Objectives of the Plan The Plan is intended to link executive reward to the achievement of long term performance targets and the creation of shareholder value, and to ensure that the total reward potential for executive directors of the Company (Executive Directors), the Senior Executive Team and other senior executives globally is competitive. Malus and Clawback The Remuneration Committee may exercise its discretion to reduce or cancel any portion of an unvested Award, or reclaim or require the repayment of any portion of an Award that has vested (on an after-tax basis), in certain circumstances. These circumstances include but are not limited to: However, should this change, Awards may not be granted under the Plan if they would cause the number of Shares issued or issuable (including if transferred out of treasury) under Awards granted in the preceding 10 years under the Plan and any other employees’ share scheme established by the Company, or which have been issued in the preceding 10 years under any such schemes to exceed 10% of the issued share capital of the Company from time to time. (i) material misstatement or restatement of the results of the Group, significant reputational damage to the Group, or a material adverse effect on the financial position of the Group or a material adverse effect on the business opportunities and prospects for sustained performance or profitability of the Group, or Nature of Awards Awards under the Plan will be made in respect of ordinary shares in AstraZeneca PLC (Shares) (which may be delivered in the form of American Depositary Shares in the US). Subject to the circumstances referred to below, the vesting of Awards is contingent on the satisfaction of performance target(s) specified at the time of grant of an Award and continued employment with the AstraZeneca Group. Awards are not pensionable and may not be assigned or transferred, except on a participant’s death, when they will be transferred to the participant’s personal representatives (or equivalent outside the UK). (ii) (iii) serious misconduct by the individual that results or is reasonably likely to result in significant reputational damage to the Group, a material adverse effect on the financial position of the Group or a material adverse effect on the business opportunities and prospects for sustained performance or profitability of the Group. To the extent that Shares to satisfy Awards under the Plan are purchased (rather than issued), this may be done through the AstraZeneca Employee Benefit Trust. Performance and vesting period An Award will not generally vest before the third anniversary of its date of grant and unless the specified performance target(s) have been met at the end of a three-year performance period. The basis of participation The Remuneration Committee will have responsibility for granting any Awards under the Plan and for setting the policy for the way in which the Plan should be operated, including agreeing performance targets and which employees will participate in the Plan. Subject to these policies, all employees of the Company and its subsidiaries, including Executive Directors, are eligible to participate. The terms of Awards granted to Executive Directors will be subject to and in accordance with the shareholder approved Remuneration Policy. The version of the Remuneration Policy which will be presented for shareholder approval at the 2020 AGM can be found on pages 149-159 of the Company’s Annual Report and Form 20-F Information 2019 (the 2020 Policy). The Remuneration Committee may exercise its discretion to clawback Awards for up to two years from the end of the normal vesting period of the Award (i.e. excluding the holding period) in the case of (i) and (ii) and for up to six years from the end of the normal vesting period of the Award in all other circumstances. Awards may be made subject to a two-year holding period after the third anniversary of the date of grant. Awards that are subject to the holding period will generally vest at the end of the holding period. Individual limit In respect of any financial year, the maximum number of Shares which may be put under an Award in respect of any employee will be such number as has a total market value equal to 550% of that employee’s basic salary or, in the case of an Executive Director, such limit as is set out in the shareholder approved Remuneration Policy from time to time. Performance targets The Remuneration Committee will determine performance measures and targets for Awards granted under the Plan at the time of grant and will allocate weightings to those measures as it considers appropriate, taking into account strategic and business priorities. The performance measures are designed to incentivise performance in furtherance of the Company’s business strategy and to reward commercial, scientific and financial success. The actual individual limits which will apply under the Plan will be set by the Remuneration Committee from time to time within the maximum individual limit described above. Grant of Awards Awards can be granted at any time that the Remuneration Committee considers is appropriate other than during any period when the grant of an Award would be prohibited by the EU Market Abuse Regulation, any other statute, order or regulation or any share dealing code adopted by the Company. No payment is required for the grant of Awards. If there is a variation in the share capital of the Company (such as a rights issue, capitalisation issue, sub-division, consolidation or reduction Further details about the Company’s policy on performance targets are set out in the 2020 Policy. 13 Notice of Annual General Meeting 2020 and Shareholders’ Circular

Rights attaching to Shares prior to the vesting of Awards A participant has no rights in relation to the Shares which are the subject of the Award until the Award has vested. Cessation of employment during the holding period If an Award is subject to a holding period and the participant ceases employment with the AstraZeneca Group during the holding period, their Award(s) will generally vest at the end of the holding period, unless the Remuneration Committee determines that it should vest earlier. If there is a change of control of the Company during the holding period of an Award, Awards will vest on the change of control. Duration of the Plan No Award may be granted after 10 years from the date of shareholder approval of the Plan. Cessation of employment during the normal vesting period If a participant ceases employment with the AstraZeneca Group during the normal vesting period (i.e. not including any holding period), their Award(s) will generally lapse, unless the Remuneration Committee determines otherwise. If the Remuneration Committee determines that circumstances are sufficiently exceptional to allow the participant to retain an Award, the Award will vest on the normal vesting date, pro rata to the proportion of the normal vesting period that has elapsed up to the date of cessation of employment, and subject to the satisfaction of the performance target(s) measured over the relevant performance period. Amending the rules of the Plan The Company (acting through the Board or the Remuneration Committee) has authority to amend the rules of the Plan, provided that no amendment to the advantage of participants may be made to provisions relating to: However, if the participant dies during the holding period, their Award(s) will vest on the date of death. If the participant’s employment is terminated for gross misconduct, their Award(s) will lapse immediately on termination. Payment on account of dividends On vesting of an Award the participant may receive an amount (in cash or shares) equivalent to the dividends which have accrued in respect of the proportion (if any) of the Award that actually vests. > eligibility to be a participant; > the limits on the number of Shares which can be issued under the Plan; > maximum entitlement for any one participant; > the basis for determining a participant’s entitlement to Shares and the terms on which they can be acquired; and > any adjustment in the event of a variation in the Company’s share capital Transfer or issue of shares once the Award has vested Once a participant’s Award has vested, the relevant number of Shares will be transferred or issued to the participant or to a nominee arrangement on behalf of the participant (at the determination of the Company) as soon as practicable. All Shares allotted or transferred under the Plan will carry the same rights as all other issued Shares in the Company (except for entitlements arising before the date of acquisition by the participant) and where necessary application will be made for the Shares to be admitted to listing and trading on the London Stock Exchange. However, if the participant leaves employment in certain circumstances such as ill health, injury, disability, retirement, redundancy or if their employing business is sold or transferred outside the AstraZeneca Group, then the Award will vest on the normal vesting date pro rata to the proportion of the normal vesting period that has elapsed up to the date of cessation of employment, subject to the satisfaction of the performance target(s) measured over the relevant performance period. However, the Remuneration Committee may permit the Award to vest immediately on cessation of employment, to the extent that the performance target(s) have (in the determination of the Remuneration Committee) been met from the date of grant to the date of cessation of employment. If the Remuneration Committee believes that exceptional circumstances warrant this, it may exercise its discretion to vest the Award on another basis. without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment. Additional schedules to the rules can be adopted to operate the Plan outside the UK. These schedules can vary the rules of the Plan to take account of any securities, exchange control or taxation laws or regulations. The Shares issued under any additional schedule will count towards the overall limit on the number of Shares that may be issued under the Plan. The Remuneration Committee may, at any time, determine that an Award shall be satisfied in cash rather than by the issue or transfer of Shares. Any such cash payment will be equal to the value of the Shares in respect of which the Award vests on the day of vesting, converted into the relevant payroll currency at an appropriate spot rate, and less any deductions required by law. In particular, any Awards granted to participants who are in the United States of America will be granted under a schedule that contains such amendments as are necessary to ensure that the Awards comply with or are exempt from Section 409A of the US Tax Code. This may vary the time at which Awards can vest following cessation of employment. In addition, the qualifying criteria to be met before a person is regarded as ceasing employment due to “retirement” or “redundancy” are different for participants who are employed in the United States of America, reflecting local law and practice for long-term incentive arrangements. If a participant dies during the normal vesting period, the beneficiaries of their estate can elect whether the Award should vest on the normal vesting date (pro rata to the proportion of the normal vesting period that has elapsed up to the date of death and subject to the satisfaction of the performance target(s) measured over the relevant performance period) or whether the Award should vest immediately on death (pro rata to the proportion of the normal vesting period that has elapsed up to the date of death and with vesting determined on the basis that the performance target(s) are deemed to have been met as to 50%). In the absence of an election by the beneficiaries, Awards will vest on the normal vesting date on the basis described above. Change of control If there is a change of control of the Company during the normal vesting period of an Award, Awards will vest on the change of control, pro rata to the time elapsed between the date of grant of an Award and the change of control, to the extent that the performance target(s) have (in the determination of the Remuneration Committee) been met up to the date of the change of control (or the most practicable earlier date having regard to the relevant performance target(s)). The Remuneration Committee will, in addition, and if it believes that exceptional circumstances warrant this, have discretion to take into account any other factors it believes to be relevant in determining the extent to which Awards will vest in these circumstances. 14 AstraZeneca PLC Registered No. 2723534 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA

Registered office and corporate headquarters AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA UK Tel: +44 (0)20 3749 5000 Investor relations UK: as above Ordinary Share Registrar Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA UK Tel: (freephone in the UK) 0800 389 1580 Tel: (outside the UK) +44 (0)121 415 7033 US Tel: (toll free in the US) +1 (866) 381 7277 Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden Tel: +46 (0)8 402 9000 US Depositary Deutsche Bank Trust Company Americas c/o American Stock Transfer 6201 15th Avenue Brooklyn NY 11219 USA Tel: (toll free in the US) 888 697 8018 Outside the US: +1 718 921 8137 A copy of this Notice of AGM, and other information required by section 311A of the Companies Act 2006, is available online at www.astrazeneca.com/noticeofmeeting2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 March, 2020	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary